[Infinera Letterhead]

June 30, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel
Celeste M. Murphy
Justin Kisner

Re:	Infinera Corporation
Registration Statement on Form S-4
Filed June 8, 2015
File No. 333-204806

Ladies and Gentlemen:

Infinera Corporation (“Infinera” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 19, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company is concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, the Company has included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

In this letter, the Company has recited the comments from the Staff in italicized, bold type and has followed each comment or applicable portion thereof with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

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General

1.

It appears that you may be relying on one of the cross-border provisions in Rule 14d-1 to conduct your exchange offer while you have filed a registration statement for the issuance of securities in the exchange. Please provide us your analysis of the compliance with the requirements of Rule 14d-1(c) or 14d-1(d), as the case may be. We may have further comment.

The Company confirms that it is relying on the “Tier I” exemption set forth in Rule 14d-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and summarizes below the basis upon which it believes it satisfies the conditions for reliance thereon. The Company believes that the conditions set forth in Rule 14d-1(c) are satisfied because, as described below, (i) the Company has determined, in accordance with Instruction 2 to Rule 14d-1(c) and (d), that U.S. holders do not hold more than 10 percent of the class of shares sought in the offer, (ii) the exchange offer permits U.S. holders to participate in the offer on equal terms with all other shareholders of Transmode AB (the “Target”), (iii) informational documents will be distributed to the Target’s shareholders in accordance with Rule 14d-1(c)(3) and (iv) the Target is not an investment company:

(i)

Using a share register provided by the Target, dated February 27, 2015 (the “Share Register”), the Company determined that shareholders of the Target resident in the United States owned 0.98% of the Target’s shares as of such date (the “Direct U.S. Share Holdings”).

In addition, in accordance with Instruction (2)(iii) of Rule 14d-1(c) and (d) and Rule 12g3-2(a) of the Exchange Act, the Company conducted a “look-through” analysis of the Share Register to determine whether the Target’s shareholders included any parties that were brokers, dealers, banks or nominees located in the U.S. (of which there were none outside the Direct U.S. Share Holdings) or Sweden, the Target’s jurisdiction of incorporation and primary trading market.

The first step of the Company’s “look-through” analysis was to examine each of the Target’s shareholders that held 0.1% or more of the Target’s shares (“Significant Shareholders”). Of the Significant Shareholders, there were six for which it could not be determined, solely on the basis of available records, whether these holders may be brokers, dealers, banks or nominees holding Target shares, directly or indirectly, for the benefit of U.S. holders: (i)

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Försäkringsaktiebolaget, Avanza Pension, which held 0.68%, (ii) Nordnet Pensionförsäkring AB, which held 0.25%, (iii) Danica Pension, which held 0.15%, (iv) SEB trading book, which held 0.10%, (v) Västerhuset AB, which held 0.36% of the Target’s shares and (vi) Zirkona AB, which held 0.14% of the Target’s shares. Using the most conservative assumption, that all of the shares owned by the foregoing entities were held exclusively for the benefit of U.S. holders, the total number of U.S. holders of the Target equaled 2.66% of the Target’s shares (including the Direct U.S. Share Holdings).

The second step in the Company’s “look-through” analysis was to examine each of the Significant Shareholders and identify, solely on the basis of available records, the Significant Shareholders whose Target shares were (a) held by (or for the benefit of) shareholders who were resident in a jurisdiction other than the U.S. or Sweden, (b) held by (or for the benefit of) individuals who were residents of Sweden or (c) held directly by funds or insurance companies that were resident in Sweden (the Target shareholders described in clauses (a) though (c), “Significant Non-U.S. Holders”). The Significant Non-U.S. Holders, who, on the basis of the foregoing examination, did not qualify as brokers, dealers, banks or nominees located in the U.S. or Sweden, represented 89.4% of the Target’s shares. The Company then identified certain additional shareholders of Target outside the group of Significant Shareholders who were resident in jurisdictions other than the U.S. and Sweden (“Other Non-U.S. Holders”). The holdings of such Other Non-U.S. Holders represented 0.92% of the Target’s shares.

Because (a) the Company’s review of the Share Register indicated that only an aggregate of 2.66% of the Target’s shares could possibly be held directly by U.S. holders or for their benefit by Significant Shareholders under the most conservative assumptions and (b) the combined holdings of the Significant Non-U.S. Holders and the Other Non-U.S. Holders (a group consisting of Target shareholders who do not qualify as U.S. holders) represented in excess of 90% of the Target’s shares, the Company concluded on the basis of available information that fewer than 10% of the Target’s shareholders were U.S. holders without requiring further inquiry into confirming the residency of other beneficial owners.

(ii)	As set forth in Amendment No. 1, and in accordance with Rule 14d-1(c)(2), U.S. holders are permitted to participate in the exchange offer on equal terms with all other shareholders of the Target.

(iii)	The Company undertakes to distribute the Swedish Offer Document, together with any amendments (the “Swedish Prospectus”) and other informational

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documents relating to the offer (together with the Swedish Prospectus, “Informational Documents”) to U.S. holders in English on a comparable basis to the method of dissemination of such to the Target’s shareholders in Sweden. In the event that Informational Documents are disseminated in Sweden by publication, the Company undertakes to publish the same information in the United States in a manner reasonably calculated to inform U.S. holders of the offer. The Company undertakes to file the Swedish Prospectus with the SEC in English on a Form CB by the first business day after publication or dissemination.

(iv)	The Company confirms that the Target is not an investment company registered or required to be registered under the Investment Company Act of 1940.

Cover Page

2.

Please disclose the closing price per share of Infinera and Transmode common stock as of April 8, 2015, the last day prior to announcement of the offer and the applicable SEK/USD exchange rate, and what premium the offer consideration represents over such closing price. Please also revise page 3.

Infinera has added the requested disclosures to the Cover Page and to page 3 of Amendment No. 1.

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Please direct any questions with respect to this filing to me at (408) 213-7172 (jlaufman@infinera.com), Michael Post at (408) 543-8241 (mpost@infinera.com) or Tony Jeffries at (650) 849-3223 (tjeffries@wsgr.com).

Sincerely,

/s/ James L. Laufman

James L. Laufman
Senior Vice President, General Counsel

cc:	Michael Post, Infinera Corporation
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
John Olson, Wilson Sonsini Goodrich & Rosati, P.C.